                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a- 16 OR 15d- 16 of

                       the Securities Exchange Act of 1934

For the month of JULY, 1996

                     VENTURE PACIFIC DEVELOPMENT CORPORATION
                 (Translation of registrant's name into English)

Suite 1204 - 700 West Pender Street, Vancouver, British Columbia, CANADA V6C 1G8
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]   Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]   No [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                      SUITE 1204 - 700 WEST PENDER STREET
                            VANCOUVER, B.C. V6C 1G8
                             TEL: (604) 687 - 4588
                             FAX: (604) 687 - 4905
                           TOLL FREE: 1-888-260-8888
                            E-MAIL: INFO@VENPAC.COM

                  NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 1996 Annual General Meeting of the Members of VENTURE PACIFIC DEVELOPMENT CORPORATION (hereinafter called the "Company") will be held in the Boardroom, 1204 - 700 West Pender Street, Vancouver, British Columbia, on:

                          THURSDAY, AUGUST 29TH, 1996

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

     1.  to receive the Report of the Directors;

     2. to receive the financial statements of the Company for its fiscal year ended March 31st, 1996 and the report of the Auditors thereon;

     3. to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

     4.  to determine the number of directors and to elect directors;

     5. to ratify and approve any existing stock options granted to insiders of the Company otherwise than pursuant to prior shareholder authorization and to authorize to directors to grant stock options to insiders of the Company and to re-negotiate any existing stock options, all at such price or prices and upon such terms as may be acceptable to the Vancouver Stock Exchange;

     6. to transact such other business as may properly come before the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this _______ day of _______, 1996.

                                            By Order of the Board Directors

                                            ------------------------
                                            (Signed) George E. Scott
                                                   Secretary

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                      SUITE 1204 - 700 WEST PENDER STREET
                            VANCOUVER, B.C. V6C 1G8
                             TEL: (604) 687 - 4588
                             FAX: (604) 687 - 4905
                           TOLL FREE: 1-888-260-8888
                            E-MAIL: INFO@VENPAC.COM
                            WEB SITE: WWW.VENPAC.COM

                              INFORMATION CIRCULAR
                         As at and Dated June 30, 1996

This Information Circular accompanies the Notice of the 1996 Annual General Meeting of Members of VENTURE PACIFIC DEVELOPMENT CORPORATION (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

                             REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits. the proxy is revoked.

                              PERSONS OR COMPANIES
                            MAKING THE SOLICITATION
                     THE ENCLOSED PROXY IS BEING SOLICITED
                          BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

                               VOTING SHARES AND
                           PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 shares without par value. There is one class of shares only. There are issued and outstanding 5,210,327 shares. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy shall have one vote for each share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:

                                        NUMBER OF
NAME & ADDRESS                  SHARES @ June 30, 1996      PERCENTAGE
- --------------                  -----------------------     ----------

Sunnybrook Securities Ltd.              2,185,709             41.95 %
P.O. Box 1316G
Bank of Nova Scotia Bldg.
Grand Cayman Island,  B.W.I

The directors have determined that all members of record as of the 22th day of July, 1996 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Montreal Trust Company, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or at the Head Office of the Company at Suite 1204, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

                             ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at four for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

                                 Number of shares
                                 beneficially owned
                                 directly or indirectly,     Principal occupation
                                 or over which control       and if not at present
Name and                         or direction is exercised   an elected director,
present office      Director     at the date of this         occupation during the
held                since        Information Circular        past five (5) years
- ------------------  ----------   --------------------        -------------------
GEORGE E. SCOTT     September    Nil                         Lawyer, Director
Director and        26, 1994                                 of a number of
Secretary                                                    reporting companies
                                                             including Voisey Bay
                                                             Resources Inc.

DENIS BENETEAU      May          Nil                         Businessman; Vice
Director            24, 1995                                 President, Venture
                                                             Pacific Capital
                                                             Corporation

CONRAD CLEMISS      August       305,500                     Businessman;
Director            24, 1995

RONALD W. DOWNEY    December     Nil                         Chief Executive Officer
President and CEO   13, 1993                                 and President of Venture
                                                             Pacific Development
                                                             Corporation.


All of the nominees are residents of Canada.

Advance Notice of the Meeting was published pursuant to Section 135 of the Company Act at Vancouver, B.C. on June 24, 1996.

The Company has an audit committee, the members of which are as follows:

                         Ronald W. Downey
                         Conrad Clemiss
                         Denis Beneteau

                             EXECUTIVE COMPENSATION

                                    FORM 41
                      B.C. Securities Act and Regulations

                                  SCHEDULE "A"

                             EXECUTIVE COMPENSATION

                 (Form 41, B.C. Securities Act and Regulations)

EXECUTIVE OFFICERS
                           SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION             LONG TERM COMPENSATION
                           --------------------------------   -------------------------------------
                                                                        AWARDS              PAYOUTS
                                                              ------------------------    -------
                                                              SECURITIES
                                                              UNDER
                                                              OPTIONS/     RESTRICTED               ALL OTHER
NAME AND                                       OTHER ANNUAL   SARS(2)      SHARES OR      LTIP(3)   COMPEN-
PRINCIPAL                  SALARY     BONUS    COMPENSATION   GRANTED      RESTRICTED     PAYOUTS   SATION
POSITION         YEAR(1)   ($)        ($)      ($)            (#)          SHARE UNITS    ($)       ($)
- ---------------  -------   ------     -----    ------------   ----------   -----------    -------   ---------
Ronald W.        1996      $112,884    --      --             --           --             --        --
Downey(4)
President (CEO)  1995      $102,000    --      --             --           --             --        --

                 1994      $29,750     --      --             --           --             --        --




Notes:

         (1)      Ended March 31.
         (2)      Stock appreciation rights.
         (3)      Long-term incentive plan.
         (4)      From August 11, 1994 to present.

          OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR


                                                                 MARKET
                                                                 VALUE OF
                                                                 SECURITIES
                                   % OF TOTAL                    UNDERLYING
                                   OPTIONS                       OPTIONS ON
                                   GRANTED TO     EXERCISE OR    DATE OF
NAME OF EXECUTIVE   OPTION         EMPLOYEES IN   BASE PRICE     GRANT          EXPIRATION
OFFICER             GRANTED(#)     FISCAL YEAR    ($/SHARE)      ($/SHARE)      DATE
- -----------------   ----------     ------------   -----------    ----------     ----------
Ronald W. Downey    100,000        91%            $0.62          $0.62          12/27/97
President (CEO)

      AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL
                     YEAR AND FISCAL YEAR-END OPTION VALUES

                                                   UNEXERCISED         VALUE OF UNEXERCISED
                                                   OPTIONS AT FISCAL   IN-THE-MONEY OPTIONS
                                                   YEAR END (#)        AT FISCAL YEAR END ($)
                    SECURITIES                     -----------------   ----------------------
NAME OF             ACQUIRED ON   VALUE REALIZED   EXERCISABLE/        EXERCISABLE/
EXECUTIVE OFFICER   EXERCISE(#)        ($)         UNEXERCISABLE       UNEXERCISABLE
- -----------------   -----------   --------------   -----------------   ----------------------
Ronald W. Downey    None          Nil              100,000             Nil
President (CEO)

DIRECTORS

The directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year. Stock options, however, were granted during fiscal 1996 to non-employee directors of the Company being Denis Beneteau as to 25,000 shares at a price of $0.92 per share exercisable on or before May 24, 1997 and Conrad Clemiss as to 25,000 shares at a price of $0.71 per share exercisable on or before August 24, 1997
- -none of which have been exercised-.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

       INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

                            APPOINTMENT OF AUDITORS

Management proposes the appointment of Deloitte & Touche, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Deloitte & Touche have been the Company's Auditors since July, 1988.

                 INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation and Particulars of Matters to be Acted Upon".

                          INTEREST OF CERTAIN PERSONS
                          IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation and Particulars of Matters to be Acted Upon".

                                 PARTICULARS OF
                            MATTERS TO BE ACTED UPON

Stock Options

At the Meeting, the members of the Company will be asked to ratify and approve any existing stock options granted to insiders of the Company otherwise than pursuant to prior shareholder authorization and to authorize the directors to grant stock options to insiders of the Company and to re-negotiate any existing stock options, all at such price or prices and upon such terms as may be acceptable to the Vancouver Stock Exchange.

Shareholder approval to the grant and/or re-negotiation of insiders' incentive stock options is required pursuant to the rules of the Vancouver Stock Exchange. In the event shareholder approval is not forthcoming, the Company will not proceed with the grant or re-negotiation, as the case may be, of insiders' incentive stock options. The term "insiders" is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company, the five highest paid employees and holders of greater than 10% of the voting securities of the Company and its subsidiaries.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                RONALD W. DOWNEY
                                    DIRECTOR

                                     PROXY

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                      SUITE 1204 - 700 WEST PENDER STREET
                            VANCOUVER, B.C. V6C 1G8
                             TEL: (604) 687 - 4588
                             FAX: (604) 687 - 4905
                           TOLL FREE: 1-888-260-8888
                            E-MAIL: INFO@VENPAC.COM

Type of Meeting:       Annual General Meeting

Name of Company:       Venture Pacific Development Corporation (the "Company)
Meeting Date:          August 29, 1996
Meeting Time:          10:00 AM Pacific Daylight Time
Meeting Location:      Suite 1204, 700 West Pender Street, Vancouver, B.C.

The undersigned Member of the Company hereby appoints, Ronald W. Downey, a Director of the Company, or failing this person, George E. Scott, a Director of the Company, or in the place of the foregoing, __________________________, (Please Print the Name) as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item), please see the Notice of Meeting and Information Circular dated June 30, 1996.

                                       For     Withhold vote                             For    Withhold vote
1. To fix the Auditor's renumeration  ______   ______   5. To elect as Director Downey   ______   ______

2. Determine number of Directors      ______   ______   6. To elect as Director Scott    ______   ______

3. Approve Stock Options              ______   ______   7. To elect as Director Beneteau ______   ______

4. Appointment of Auditors            ______   ______   8. To elect as Director Clemiss  ______   ______

Affix Label Here
Name of Proxy holder
Address of Proxy holder
Number of securities represented Proxy


The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.
Please sign here: ________________________________
Date:______________________

This proxy form is not valid unless it is signed and dated. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such. To be presented at the meeting, this proxy form must be received at the office of "Montreal Trust Company" or at the head office of the Company by mail or by fax no later than forty eight ("48") hours prior to the time of the meeting,Saturdays and holidays excepted. The mailing address of Montreal Trust Company is 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number is (604) 683-3694. The address of the head office of the Company is set out above.

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. (i) IF THE MEMBER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS IN PERSON, please register your attendance with the Company's scrutineers at the meeting.

     (ii)IF YOU HAVE YOUR SECURITIES REGISTERED IN A NAME OTHER THAN YOUR OWN NAME AND WISH TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS IN PERSON, please cross off the management appointee name or names, insert name in the blank space provided, do not indicate a voting choice by any resolution, have the proxy form signed and dated and return the proxy form as stated below. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the member's vote will be counted at that time.

3. IF THE MEMBER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions, the member can appoint another person, who need not be a member of the Company, to vote according to the member's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided. Where no choice on a resolution is specified by the member, this proxy form confers discretionary authority upon the member's appointed proxyholder.

4. IF THE MEMBER CANNOT ATTEND THE MEETING BUT wishes to vote on the resolutions and to APPOINT ONE OF THE MANAGEMENT APPOINTEES named, please leave the wording appointing a nominee as shown. Where no choice is or both choices are specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit.

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                      Suite 1204 - 700 West Pender Street
                            Vancouver, B.C. V6C 1G8
                              Tel: (604) 687-4588
                              Fax: (604) 687-4905
                           Toll Free: 1-888-260-8888
                            E-Mail: info@venpac.com

TO:  Registered and Non-Registered Shareholders

     National Policy 41 provides shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return this form to:

                    Montreal Trust Company of Canada
                    510 Burrard Street
                    Vancouver, B.C.
                    V6C 3B9

     Name:
          _________________________________________________

     Address:
          _________________________________________________

          _________________________________________________

     Postal Code:
          _________________________________________________

     Signature:
          _________________________________________________
          (I certify that I am a shareholder of the Company)

     Date:_________________________________________________

                              ANNUAL REPORT 1996



                [VENTURE PACIFIC DEVELOPMENT CORPORATION LOGO]



                                  [GRAPHIC]

CORPORATE PROFILE

VENTURE PACIFIC
DEVELOPMENT CORPORATION

Venture Pacific Development Corporation is a publicly traded Canadian company with diversified interests in residential and commercial real estate developments, and proposed gaming facilities in Canada and the northwestern United States. The Company, based in Vancouver, B.C., has substantial development interests in several growth areas of British Columbia, including the community of Pemberton, 32 kilometres north of Whistler, a world renowned and rapidly growing ski and summer resort north of Vancouver. The Company's shares trade on the Senior (Commercial/Industrial) Board of the Vancouver Stock Exchange under the symbol VPV, and on the Non NASDAQ Over the Counter quotation system ("NNOTC") under the symbol VEPDF.

ANNUAL GENERAL MEETING

The 1996 Annual General Meeting of Venture Pacific Development Corporation will be held on Thursday, August 29, 1996, at 10 a.m. (Pacific Daylight Time) at Suite 1204 - 700 West Pender Street, Vancouver, B.C.

CONTENTS

Report to Shareholders                                            1
Operations Review                                                 3
Management's Discussion & Analysis                                5
Auditors' Report                                                  7
Consolidated Balance Sheet                                        8
Consolidated Statement of (Loss) Income and Deficit               9
Consolidated Statement of Changes in Financial Position          10
Notes to Consolidated Financial Statements                       11
Corporate Directory                                           I.B.C.

PRESIDENT'S REPORT
[PHOTO]

TO OUR SHAREHOLDERS:

The past year has been one of increasing business activity for Venture Pacific Development Corporation as we continue to build a vibrant entrepreneurial organization motivated to grow profits and shareholder value through the aggressive pursuit of quality development opportunities.

     Your Company has been active on a number of fronts, including strategically placed real estate projects in British Columbia, Canada's most prosperous and fastest growing province. In addition, we have formed relationships with a number of First Nations Bands that could lead to the establishment of gaming and other economic development activities on First Nations' lands in Canada and the northwestern United States. Your Company has also pursued new opportunities in other areas.

     Venture Pacific's principal objective in property development is to build quality real estate projects in more rural centres in response to specific opportunities relating to land availability, location and projected growth. Whenever possible, the majority of our projects are held on a long-term basis for income growth and capital appreciation.

     During the past year, the Company carried out pre-development activities and began construction on its Creekside Village townhouse development at Pemberton, B.C. The community of Pemberton is a 20-minute drive north of Whistler village where the Whistler and Blackcomb ski developments are attracting an increasing number of permanent residents, as well as recreational enthusiasts from around the world.

     The 54-unit Creekside Village complex is scheduled for completion by the end of 1996 and the Company is highly encouraged by pre-sales of 48 percent. The Pemberton area is becoming increasingly attractive to people employed in the service sector at Whistler, where accommodation is tight and extremely expensive. Pemberton is also expected to grow as purchasers of recreational properties and second homes seek more affordable prices within an easy commute of Whistler, based on Sea to Sky Facts & Figures prepared by the Sea to Sky Economic Development Commission and Markstrat Consulting Services.

     In the fall of 1995, the Company formed a new corporation, Venture Pacific Capital Corporation, to raise equity financing through a syndication structure for our development projects. At Pemberton, the proposed development of an 80-unit Travelodge Motor Inn became the prototype for an investment opportunity through which Venture Pacific Capital facilitates investor participation in projects early in their development stage.

     The Company now has several projects planned or underway with financing through Venture Pacific Capital. These include three motor inns and two brew pubs, to be located in various parts of British Columbia and in which the Company may hold equity interests in amounts of up to 20 percent, and property developments in the State of Texas.

     Your Company continues to pursue opportunities in North America's rapidly expanding gaming industry. Venture Pacific Development Corporation is assisting a number of First Nations Bands in British Columbia in their efforts to obtain licenses to establish gaming facilities on their lands. A private holding company, BPYA 1362 Holdings Ltd. (TGN The Gaming Network Inc.) has applied to the British Columbia Gaming Commission for a casino license. Should this application be approved, TGN The Gaming Network would contract with Venture Pacific Development Corporation to design, develop, finance and manage gaming facilities in conjunction with First Nations, in accordance with provincial gaming regulations.

     In New Brunswick, we are negotiating with a First Nations Band to manage a gaming facility of 33,000 square feet. The Company is also reviewing several proposals to purchase existing casinos in Nevada and Colorado and is investigating a joint venture with an American corporation to manufacture video lottery terminals and other gaming equipment in Mexico for marketing in the U.S. and Central and South America.

     On behalf of several First Nations Bands, the Company is also pursuing business opportunities relating to the establishment of joint ventures to develop and operate recreational and commercial enterprises, recreational vehicle parks, motels, restaurants, retail centres, gas bars and truck stops.

     On March 18, 1996, the Company announced the completion of a private placement of 1,685,715 units at a purchase price of $0.56 per unit. Each unit consists of one share and one share purchase warrant entitling the holder to purchase a further share at a price of $0.56 in the first year, commencing on January 26, 1996, and $0.65 in the second year. The private placement raised proceeds of $944,000, of which $850,000 is being used to fund development costs associated with the Creekside Village townhouse project at Pemberton. The balance of $94,000 is being applied to working capital. During the fiscal year, ended March 31, 1996, the Company's issued common shares increased to 5,210,327 from 3,244,612 at March 31, 1995.

     On February 1, 1996, the Vancouver Stock Exchange approved the Company's application for listing on the Exchange's Senior Board under the Commercial/ Industrial Section. In March 1996, the Securities and Exchange Commission in Washington, D.C., approved the Company's request to apply for full listing on NASDAQ in the U.S., where Venture Pacific shares already trade on the Non NASDAQ Over the Counter (NNOTC) quotation system. An application to NASDAQ for full listing is now being prepared.

     Looking to the future, we believe that 1996 and the remaining years of the millennium will be exciting ones for Venture Pacific and our shareholders. The Company has a dedicated group of employees and a strong board of vigilant directors. We are determined to build on the business momentum created through meeting new challenges by effectively working together as a team.

     We thank our employees for their efforts, and you, our shareholders, for your continued interest and support.


/s/ RONALD W. DOWNEY
- --------------------
Ronald W. Downey
President and Chief Executive Officer

OPERATIONS REVIEW

CREEKSIDE VILLAGE: AFFORDABLE HOUSING NEAR WHISTLER

Creekside Village, Venture Pacific Development Corporation's 54-unit townhouse and condominium development in the community of Pemberton, B.C., is scheduled to be completed in December 1996.

     Located just off Highway 99, the Sea to Sky Highway linking Pemberton and nearby Whistler with Vancouver and other cities in the Lower Mainland of British Columbia, Creekside Village offers modern two and three bedroom accommodation at affordable prices.

     The development is within easy commuting distance of Whistler, 32 kilometres (20 miles) to the south, an international ski resort destination that has experienced explosive growth over many years. Creekside Village offers to service sector workers, such as those employed at the Whistler and Blackcomb Mountain ski developments, an affordable alternative to the expensive and limited accommodation available at Whistler. Prices start at $162,500 for a two bedroom home, which is considerably less than similar housing at Whistler.

[GRAPHIC]

     Creekside Village, being marketed by the Whistler Real Estate Company, was 48 percent pre-sold by the spring of 1996. Housing development in Pemberton was further enhanced as a result of a decision by the Canada Mortgage and Housing Corporation (CMHC) to increase lending limits in the village for its high-ratio financial assistance to $175,000 from $125,000. CMHC requires first-time buyers to supply only five percent of the purchase price to obtain 95 percent mortgage financing.

[PHOTO]

     The Company is reviewing four development scenarios for 19 acres of view property it also owns at Pemberton. Known as "The Ridge," the site is considered suitable for approximately 118 townhouses and single family lots. The Company is assessing the costs of building roads and services and expects to proceed with the development in 1997 or 1998, depending on market conditions.

     Venture Pacific Development Corporation also operates the Pemberton Junction Store as a joint venture. This profitable gas bar and convenience store continues to benefit from increasing economic activity in Pemberton and the spinoff generated by nearby Whistler.

HOTEL DEVELOPMENTS PROPOSED

In November 1995, Venture Pacific Development Corporation announced the signing of a license agreement with Forte Hotels Inc. of El Cajon, California, for the development of a Travelodge Motor Inn at Pemberton. The 80-unit motel would be developed by the Company for a corporation in which the Company and Royco Hotels Inc. of Calgary, Alberta, would hold an interest.

[PHOTO]

     The Travelodge Motor Inn is to be located on part of a 9.1 acre site zoned commercial and could be expanded by an additional 40 rooms if market conditions warrant. A development permit is pending. It is proposed that equity participation will be offered to investors, subject to regulatory approval.

     Developments being considered for the balance of the property include a restaurant, retail space, a gas bar and convenience store, and future development of approximately 48 townhomes.

     Royco Hotels Inc., in association with Forte Hotels Inc., since purchased by Hospitality Franchise Systems, Inc. of New York, is the exclusive franchisor of Travelodge and Thriftlodge in Canada. The Company has more than 20 years experience in providing a broad spectrum of services in the Canadian hospitality industry, including construction and management of hotels, motels and resorts.

     Future plans are to develop motor inns in a number of other British Columbia communities, including an 80-unit Travelodge at Invermere, a resort near Banff and Radium Hot Springs in the Canadian Rockies, and a 45-unit motor inn at Burns Lake.

NEW COMPANY RAISES EQUITY FINANCING

Venture Pacific Capital Corporation was formed in the fall of 1995 to raise equity financing for development projects. The proposed Travelodge Motor Inn at Pemberton became the prototype for an investment opportunity that allows investors to take an equity interest through syndication arrangements early in the development stage of a project.

     By the end of the 1995 fiscal year, Venture Pacific Capital Corporation was engaged in various stages of evaluations for the following proposed projects to support the raising of C $14.5 million through syndication; three motor inns and two brew pubs in British Columbia, and development activities in Texas. The pubs are being planned for Prince George and Invermere by the Buffalo Brewing Company. The Texas properties involve the AVEX Corporation and include a 38 acre parcel of land adjacent to the Texas Motor Speedway in Fort Worth and a 70,000 square foot office building in Dallas.

     Venture Pacific Capital Corporation will also perform asset management services in the motor inn and brew pub developments and act as financial consultants to other groups unrelated to the Company.

FIRST NATIONS OFFER ECONOMIC DEVELOPMENT AND GAMING OPPORTUNITIES

Venture Pacific Development Corporation is pursuing economic development opportunities with First Nations Bands in British Columbia and the northwestern United States. The Company is exploring possible joint ventures in areas relating to recreation and commerce, including recreational vehicle parks, motels, restaurants and retail centres.

     Venture Pacific has established relationships and proposed casino gaming ventures with several First Nations Bands in British Columbia. The Company continues to assist these Bands in their efforts to obtain gaming licenses from provincial authorities. The establishment of modern gaming facilities, well managed and properly regulated, would assist First Nations in the provision of social benefits to their people to become economically self-sufficient.

     Venture Pacific's gaming interests also include negotiations with a First Nations Band to manage a casino in the province of New Brunswick, a proposed joint venture with a corporation in the United States to manufacture gaming equipment in Mexico for the U.S. and South and Central American markets, and the possible purchase of existing casinos in Nevada and Colorado.

MANAGEMENT DISCUSSION
For the year ended March 31, 1996

RESULTS OF OPERATIONS

During the year ended March 31, 1996, the Company has continued its efforts to enhance its real estate holdings and improve its overall management strategies and techniques. Total revenue for the year ended March 31, 1996 amounted to $287,039 compared to $224,723 for the year ended March 31, 1995, or an increase of twenty-eight percent (28%). The increase in revenue was largely due to an increase in interest income from a deposit of $1,000,000 in May 1995, resulting from the sale of the Indian Arm property, reflecting a gain of $596,398 on the sale itself, and also an increase in revenue from the Pemberton Junction Store Joint Venture. Net income from the Pemberton Joint Store Joint Venture ("PJSJV") increased from $140,458 for the year ended March 31, 1995 to $162,180 for the year ended March 31, 1996, an increase of sixteen percent (16%). The increase in net income from the PJSJV is largely due to a combination of better management techniques and increased sales.

     Although total revenue was increased by 28% from the last fiscal year, the management team was able to reduce expenditures by thirty-six percent (36%) from $570,225 the previous year to $367,286 in the current year (see chart 1). The reduction was largely due to the capitalization of part of the executives salaries and wages, which was allocated to projects under development, gaming facilities and property held for development. The determination of the management team to reduce costs such as administration, consulting and legal fees and also traveling expenses resulted in a seventy-seven percent (77%) decrease in net loss of $345,502 in the year ended March 31, 1995 to a net loss of $80,247 in the same period in 1996.

                   RESULTS OF OPERATIONS

       Total Revenue   Total Expense    Net Loss
1996        287,039       367,286        (80,247)
1995        224,723       570,225        250,896
1994        176,979       793,640     (1,115,700)

                   RESULTS OF OPERATIONS
            Expense items for 1996, 1995 and 1994

                   1996       1995        1994
Administration      0         23,624      52,480
Consulting          0          5,697     122,858
Legal             23,270      39,066     175,295
Travel            31,442      63,386     151,957

LIQUIDITY AND CAPITAL RESOURCES

As is illustrated in chart 3, as at March 31, 1995, the Company had a working capital of $1,071,899, approximately the same as the previous year's working capital. Current assets have increased from $1,187,754 in 1995 to $1,319,120 in the 1996 fiscal year. The increase was mainly due to cash proceeds as explained below. Current liabilities have increased from $116,564 in 1995 to $247,221 in 1996 due to land development cost accruals. During the 1996 fiscal year, the Company received total cash proceeds of $1,106,400 ($162,400 from stock warrants and $994,000 from private placements issued for cash). In addition, the Company received $170,000 from PJSJV and $124,859 from interest and other income. Gaming facility development cost was $56,735 for the 1996 fiscal year. $1,033,067 was invested in land development, mainly in the 54 townhouse complex known as Creekside Village at Pemberton. An amount of $850,000 from the private placement was additional funding for the Creekside Village Project. Due to the receipt of $1,000,000 in proceeds from the Indian Arm property in May 1995, the accounts receivable was decreased from $1,026,771 in the 1995 fiscal year to $16,687 in 1996.

As indicated in table 1 and charts 4 and 5, the Company properties' fair market value is higher than the original cost by approximately 286% and is 127% higher than the net book value. The estimated fair market value was based on the most recent sales of similar properties in the area and appraisal of market conditions by management as at March 31, 1996.

                                    CHART 3
                CURRENT ASSETS, LIABILITIES AND WORKING CAPITAL

        Current Assets    Current Liabilities    Working Capital
1996      5,177,778            362,779              1,269,089
1995      4,021,847            233,001                122,549

                                    TABLE 1
            PROPERTIES HELD FOR DEVELOPMENT - APPRECIATION ANALYSIS

                        DATE OF      ORIGINAL      NET BOOK VALUE AS     ESTIMATED FAIR
    PROPERTY          ACQUISITION      COST        AT MARCH 31, 1996      MARKET VALUE
Hurley Lodge           June 1988     $134,000        $  466,694          $  900,000

Lillooet River Front   Dec. 1988      175,000           292,558             780,000

Lillooet Water Front  Sept. 1989      225,000           208,644             480,000

Cardlock Fuel Depot     May 1988       60,000           160,170             250,000

Pemberton Ridge        Mar. 1990      250,000           310,442             850,000
                                     --------         ---------          ----------
TOTAL                                $844,000        $1,438,508          $3,260,000
                                     ========         =========          ==========

                                    CHART 4
                        PROPERTIES HELD FOR DEVELOPMENT
                                   Analysis
                             Thousands of Dollars

                                                  Estimated Fair
                 Original Cost   Net Book Value    Market Value
Hurley                175             420               900
Lillooet River        190             230               795
Lillooet Water        210             205               450
Cardlock               30             180               220
Pemberton Ridge       220             230               820

                                   CHART 5
                       PROPERTIES HELD FOR DEVELOPMENT
                             Thousands of Dollars

                                                  Estimated Fair
                 Original Cost   Net Book Value    Market Value
                    900             1,450            3,250

6

AUDITORS REPORT

To the Shareholders of

VENTURE PACIFIC DEVELOPMENT CORPORATION

We have audited the consolidated balance sheets of Venture Pacific Development Corporation (a development stage company) as at March 31, 1996 and 1995 and the consolidated statements of income (loss) and deficit and changes in financial position for each of the years in the three year period ended March 31, 1996 and cumulative from inception to March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1996 and 1995 and the results of its operations and the changes in its financial position for each of the years in the three year period ended March 31, 1996 and cumulative from inception to March 31, 1996 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Vancouver, British Columbia
                                                 /s/ Deloitte & Touche
                                                 ---------------------
May 16,1996                                      Chartered Accountants

VENTURE PACIFIC DEVELOPMENT CORPORATION
(Incorporated under the Company Act of British Columbia)
(A development stage company)

CONSOLIDATED BALANCE SHEETS as at March 31,1996
(Expressed in Canadian dollars)

                                                          1996            1995
                                                      ----------------------------
ASSETS
 CURRENT
  Cash and term deposits                               $1,269,089     $   122,549
  Accounts receivable                                      16,687       1,026,771
  Inventory                                                19,048          22,923
  Prepaid expenses and deposits                            14,296          15,511
                                                       ----------     -----------
                                                        1,319,120       1,187,754

 Property held for development (Note 2)                 1,773,016       1,737,659
 Fixed assets (Note 3)                                    348,127         364,685
 Deferred land development costs (Note 4)               1,033,067          84,036
 Deferred gaming facility development costs (Note 5)      704,448         647,713
                                                       ----------     -----------
                                                       $5,177,778     $ 4,021,847
                                                       ==========     ===========
LIABILITIES
 CURRENT
  Accounts payable                                     $  236,890      $  111,940
  Deferred revenue                                          9,375           3,750
  Current portion of mortgage payable (Note 7)                956             874
                                                       ----------     -----------
                                                          247,221         116,564

 Mortgage payable (Note 7)                                115,558         116,437
                                                       ----------     -----------
                                                          362,779         233,001
                                                       ----------     -----------
SHAREHOLDERS'EQUITY
 Capital stock (Note 8)                                 7,264,692       6,158,292
 Deficit                                               (2,449,693)     (2,369,446)
                                                       ----------     -----------
                                                        4,814,999       3,788,846
                                                       ----------     -----------
                                                       $5,177,778     $ 4,021,847
                                                       ==========     ===========

Approved by the Directors

/s/ Ronald W. Downey                /s/ Dennis Beneteau
- -------------------------           -------------------------
Director                            Director

VENTURE PACIFIC DEVELOPMENT CORPORATION
(A development stage company)

CONSOLIDATED STATEMENT OF (LOSS) INCOME AND DEFICIT
(Expressed in Canadian dollars)

                                     CUMULATIVE FROM              YEARS ENDED MARCH 31
                                       INCEPTION TO       ----------------------------------
                                      MARCH 31, 1996      1996           1995         1994
                                     -------------------------------------------------------
REVENUE
 Interest                             $  179,174      $   53,948   $     4,483     $  13,374
 Joint venture income (excluding
    depreciation)(Note 6)                428,575         162,180       140,458       121,771
 Other                                   157,293          70,911        79,782        41,834
                                     -------------------------------------------------------
                                         765,042         287,039       224,723       176,979
                                     -------------------------------------------------------
EXPENSES

  Audit and accounting                   293,008          26,271        23,624        52,480
  Administration fee                     153,104               -        24,449        30,000
  Bad debts                               13,639               -        11,264         2,375
  Bank charges                             5,363             939         1,173           514
  Consulting                             421,233               -         5,697       122,858
  Depreciation                            81,832          22,153        23,700        26,405
  Directors fees                          18,200          14,000             -         1,000
  Filing fees                             78,065           7,144         3,173        23,573
  Interest on mortgage payable            59,926          11,466        13,850        26,291
  Legal fees                             494,988          23,270        39,066       175,295
  Office                                 323,252          66,353        53,444        76,687
  Rent                                    95,179          36,456        50,333         8,389
  Abandoned acquisition costs             25,002               -             -        25,002
  Shareholder information                 30,837           2,758         4,965         3,049
  Transfer agent fees                     32,350           2,369         2,529         4,568
  Travel and promotion                   347,806          31,442        63,386       151,957
  Wages and benefits                     435,434         122,665       249,572        63,197
                                     -------------------------------------------------------
                                       2,909,218         367,286       570,225       793,640
                                     -------------------------------------------------------
(LOSS) BEFORE UNDERNOTED ITEMS        (2,144,176)        (80,247)     (345,502)     (616,661
  Gain on disposal of property
    held for development, net            574,853               -       596,398             -
  Gain on disposition of assets           69,941               -             -             -
  Write-off of investments              (509,126)              -             -      (499,039
  Write-off of resource property        (441,185)              -             -             -
                                     -------------------------------------------------------
  NET (LOSS) INCOME FOR THE PERIOD    (2,449,693)        (80,247)      250,896    (1,115,700

  Deficit at beginning of period               -      (2,369,446)   (2,620,342)   (1,504,642
                                     -------------------------------------------------------
  DEFICIT AT END OF PERIOD           $(2,449,693)    $(2,449,693)  $(2,369,446)  $(2,620,342
                                    ========================================================
  Net (loss) income per share                  -         $ (0.02)       $ 0.09       $ (0.57
                                    ========================================================
  Weighted average number of
    shares outstanding                         -       3,521,305     2,696,285     1,927,742
                                    ========================================================

VENTURE PACIFIC DEVELOPMENT CORPORATION
(A development stage company)

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(Expressed in Canadian dollars)

                                     CUMULATIVE FROM                  YEARS ENDED MARCH 31
                                      INCEPTION TO           -------------------------------------
                                     MARCH 31, 1996          1996             1995          1994
                                    --------------------------------------------------------------
OPERATING ACTIVITIES
 Net (loss) income for the period     $(2,449,693)    $   (80,247)     $    250,896    $(1,115,700)
   Items not involving cash
 Deferred revenue                         (29,976)              -                 -        (14,988)
 Depreciation                             194,751          22,153            23,700         26,405
 Gain on disposition of property
  held for development, net              (574,853)              -          (596,398)             -
 Write-off of investments                 509,126               -                 -        499,039
 Write-off of resource property           441,185               -                 -              -
 Gain on disposition of assets            (69,941)              -                 -              -
                                      ------------------------------------------------------------
                                       (1,979,401)        (58,094)         (321,802)      (605,244)
 Changes in non-cash operating
  working capital                         343,510       1,145,832        (1,011,189)       (32,411)
                                      ------------------------------------------------------------
                                       (1,635,891)      1,087,738        (1,332,991)      (637,655)
                                      ------------------------------------------------------------
FINANCING ACTIVITIES
 Issuance of common shares (net)        7,264,692       1,106,400           447,700      1,759,989
 Proceeds of loans and mortgages        1,165,200               -                 -              -
 Repayment of loans and mortgage       (1,048,768)           (879)          (80,670)        (1,321)
                                      ------------------------------------------------------------
                                        7,381,124       1,105,521           367,030      1,758,668
                                      ------------------------------------------------------------
INVESTING ACTIVITIES
 Purchase of fixed assets                (800,115)         (5,596)           (6,214)       (32,652)
 Expenditures on property held
   for development, net                (2,522,104)        (35,357)          (24,000)        (5,928)
 Expenditures on resource property       (441,185)              -                 -              -
 Purchase of investment                   (10,087)              -                 -              -
 Proceeds on disposal of property       1,064,862               -         1,000,000              -
 Investment in and advances
   to Venture Pacific
     Airways Ltd. net of payable         (480,000)              -                 -       (480,000)
 Casino development costs, net           (704,448)        (56,735)         (221,750)      (425,963)
 Expenditures on land development      (1,033,067)       (949,031)          (84,036)             -
 Proceeds of disposition of assets        450,000               -                 -              -
 Repayment of note receivable                   -               -                 -        107,606
                                      ------------------------------------------------------------
                                       (4,476,144)     (1,046,719)          664,000       (836,937)
                                      ------------------------------------------------------------
Increase (decrease)
 in cash and term deposits              1,269,089       1,146,540          (301,961)       284,076
Cash and term deposits at
 beginning of period                            -         122,549           424,510        140,434
                                      ------------------------------------------------------------
CASH AND TERM DEPOSITS AT
 END OF PERIOD                        $ 1,269,089     $ 1,269,089      $    122,549    $   424,510
                                      ============================================================

10

VENTURE PACIFIC DEVELOPMENT CORPORATION
(A developmental stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Venture Pacific Development Corporation (the "Company"), is a public company which was incorporated on March 18, 1986 under the Company Act of British Columbia. Its shares are traded on the Senior Board of the Vancouver Stock Exchange. The Company is a development stage enterprise primarily involved in developing real estate properties and reviewing the viability of developing casinos for various Native Indian Bands in Canada.

1. SIGNIFICANT ACCOUNTING POLICIES
   a. Basis of presentation
      These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which differ in some respects from those in the United States as outlined in Note 13.

   b. Basis of consolidation
      These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's 50% interest in the Pemberton Junction Store Joint Venture (Note 6) is accounted for on the proportionate consolidation basis, whereby the consolidated accounts include 50% of the assets, liabilities and results of operations of the joint venture. All inter-company transactions have been eliminated.

   c. Property held for development
      Property held for development is carried at the lower of cost and estimated recoverable value. The Company capitalizes all direct costs relating to properties held for future development. In addition, certain indirect costs including financing costs and property taxes are capitalized. To the extent that costs are determined to exceed estimated recoverable value they will be written down accordingly.

   d. Fixed assets
      Fixed assets are recorded at cost. Depreciation has been calculated using the declining-balance method based on annual rates as follows:

           Building                                     4%
           Store fixtures and equipment                20%
           Office furniture                            20%
           Computer equipment                          30%

   e. Inventory
      Inventory is valued at lower of cost and net realizable value.

   f. Deferred gaming facility costs
      Gaming facility costs are recorded at cost and are deferred in the accounts. The recoverability of amounts shown for deferred gaming facility costs is dependent upon obtaining the required agreements and necessary financing to complete the proposed developments in Canada and the United States. Upon the development of a gaming facility and the commencement of operation these costs will be amortized. When deferred costs exceed estimated net realizable value they will be written down to estimated value. Costs relating to projects abandoned are written off when the decision to abandon is made.

   g. Cash and cash equivalents
      The Company considers cash on hand, deposits in banks, and highly liquid investments with an original maturity of three months or less as cash and term deposits.

   h. Statement of Financial Accounting Standards - No 121
      The Company has formulated a policy to adopt the recommendations of Statement of Accounting Standards No 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of. The Company reviews the appropriateness of the carrying value of property held for development on a periodical basis. The Company estimates fair market value of property held for development by reference to current transactions of similar properties and conditions of specific real estate markets. In circumstances where the fair market value, less disposal costs, is exceeded by current carrying value, the Company provides for the indicated impairment. The results of the most recent review indicated that no impairment was required.

   2. PROPERTY HELD FOR DEVELOPMENT

The Company capitalized property taxes and other costs, net of incidental revenue, to property held for development as follows:

                                       As at March 31
                                       --------------
                                1996                   1995
                              -----------------------------
Property taxes                $13,878               $14,976
Other costs                    19,861
Less; incidental revenue      (13,000)              (10,930)
                              -----------------------------
                              $20,739                $4,959
                              =============================
3. FIXED ASSETS
                                                              Net Book Value
                                            Accumulated       --------------
                                  Cost      depreciation     1996        1995
                                ----------------------------------------------
Land                            $ 38,753       $     -     $ 38,753   $ 38,753
Building                         287,430        38,086      249,344    260,962
Store fixtures and equipment      78,419        32,642       45,777     50,276
Office furniture                  17,475         6,804       10,671     10,957
Computer equipment                 7,884         4,302        3,582      3,737
                                ----------------------------------------------
                                $429,961       $81,834     $348,127   $364,685
                                ==============================================
4. DEFERRED LAND DEVELOPMENT COST
                                        As at March 31
                                         --------------
                                       1996           1995
                                    ------------------------
Legal                               $   23,030       $ 4,287
Administration and consulting          233,651        14,580
Architectural and engineering          775,758        65,169
Other                                      628             -
                                    ------------------------
                                    $1,033,067       $84,036
                                    ========================
5. DEFERRED GAMING FACILITY DEVELOPMENT COSTS
                                         As at March 31
                                         --------------
                                    1996              1995
                                 ---------------------------
Consulting and Administration    $356,613           $324,591
Legal                             222,964            203,011
Travel                            101,689             98,756
Other                              23,182             21,355
                                 ---------------------------
                                 $704,448           $647,713
                                 ===========================

6. INVESTMENT IN JOINT VENTURE

Effective November 1, 1992, the Company and the purchaser of the fixed assets contributed the fixed assets and an initial contribution of $19,500 each to the Pemberton Junction Store Joint Venture ("PJSJV"). Each of the venturers has a 50% interest. The joint venture agreement provides for the other venturer to be the operator for a management fee of $50,000 per annum. The PJSJV operates a gas station and convenience store in Pemberton, British Columbia.

The Company has proportionately consolidated in its accounts the following in respect of its joint venture:

                                As at March 31
                                --------------
                           1996               1995
                         --------------------------
Current assets           $ 76,602          $ 79,429
Long term assets          385,634           406,043
Current liabilities       (33,734)          (32,184)
                         --------------------------
Net                      $428,502          $453,288
                         ==========================

                            Years ended March 31

                                                1996            1995            1994
Sales                                      $ 1,973,854      $ 1,726,212     $ 1,543,853
Cost of sales                               (1,607,019)      (1,354,651)     (1,213,391)
                                           --------------------------------------------
                                               366,835          371,561         334,462
Expenses                                       223,465          251,428         235,271
                                           --------------------------------------------
Joint venture income before depreciation       162,180          140,458         121,771
Depreciation                                    18,810           20,325          22,580
                                           --------------------------------------------
Net income                                 $   143,370      $   120,133     $    99,191
                                           ============================================
7. MORTGAGE PAYABLE
                                                  As at March 31
                                                  --------------
                                               1996          1995
                                             -----------------------
Mortgage loan, with monthly principal and
interest payments of $1,027, secured by
certain fixed assets of the joint venture
and bearing interest at 10% per annum,
due December 1, 1997                         $116,514       $117,311
Current portion                                   956            874
                                             --------       --------
                                             $115,558       $116,437
                                             ========       ========

8. CAPITAL STOCK

a. Details of capital stock transactions from inception, March 18, 1986, to March 31, 1996 are as follows:

                                                  Number of shares        Amount
Issued on incorporation                             1,150,001           $ 107,500
                                                    -----------------------------
Balance, March 31, 1987 and 1988                    1,150,001             107,500
                                                    -----------------------------
Issued for cash pursuant to a private
   placement, net of commissions of $25,000           500,000             225,000
Issued for cash pursuant to a public
   offering, net of commissions of $45,000            600,000             555,000
Issued for cash on the exercise of warrants           125,000              68,750
Issued for cash on the exercise of options             40,000              20,000
Issued for bonus for loans                             34,800              34,800
                                                    -----------------------------
Balance, March 31, 1989                             2,449,801           1,011,050
Issued for cash pursuant to a private
   placement, net of finder's fee of $50,000          800,000             950,000
Issued for cash on the exercise of warrants           890,250             890,250
Issued for bonus for loans                              6,024               5,000
Issued for the acquisition of a subsidiary             40,625              65,000
                                                    -----------------------------
Balance, March 31, 1990                             4,186,700           2,921,300
Issued for cash on the exercise of options             50,000              25,000
Issued for bonus for loans                             38,400              34,740
                                                    -----------------------------
Balance, March 31, 1991                             4,275,100           2,981,040
Issued for cash                                     1,265,000             713,260
Issued for cash                                     1,250,000             200,000
Issued for resource property                           25,000              11,250
Issued for settlement of debt                         136,573              45,053
                                                    -----------------------------
Balance, March 31, 1992                             6,951,673           3,950,603
Share consolidation 6:1 (Note 8.b.)                (5,793,061)                  -
                                                    -----------------------------
Balance, March 31, 1993 (carried forward)           1,158,612           3,950,603

                                                                              13

Capital stock continued                             Number of shares       Amount
Balance, March 31, 1993 (brought forward)              1,158,612         3,950,603
  Issued for cash (Note 8.c.)                          1,000,000           496,280
  Issued for cash (Note 8.d.)                            250,000         1,212,609
  Issued for cash on the exercise of options              73,000            51,100
                                                       ---------------------------
  Balance, March 31, 1994                              2,481,612         5,710,592
  Issued for cash on the exercise of options              43,000            30,100
  Issued for cash on the exercise of warrants            720,000           417,600
                                                       ---------------------------
  Balance, March 31, 1995                              3,244,612         6,158,292
  Issued for cash (Note 8.e.)                          1,685,715           944,000
  Issued for cash on the exercise of warrants            280,000           162,400
                                                       ---------------------------
  Balance, March 31, 1996                              5,210,327        $7,264,692
                                                       ===========================

b. During the year ended March 31, 1993, the authorized and issued capital stock of the Company was consolidated on the basis of one share for every six previously held. Immediately after the consolidation, the authorized capital was increased to 50,000,000 common shares without par value. All share numbers elsewhere in these financial statements reflect the effect of this consolidation.

c. During the year ended March 31, 1994, the Company issued 1,000,000 units for net proceeds of $496,280, net of costs of $3,720. Each unit consisted of one share and one non-transferable share purchase warrant which allowed the holder to purchase an additional share for $0.50 on or before August 11, 1994 and at $0.58 from August 12, 1994 to August 11, 1995. These warrants expired during the year ended March 31, 1996.

d. During the year ended March 31, 1994, the Company issued 250,000 shares for net proceeds of $1,212,609, net of commissions and costs of $99,891.
In addition, the agent received 62,500 non-transferable warrants. Each warrant entitled the holder to purchase one share at $5.25 on or before October 19, 1994. These warrants expired during the year ended March 31, 1995.

e. The Company completed a private placement of 1,685,715 units on March 13, 1996 at a purchase price of $0.56 per unit. Each unit consists of one share and one share purchase warrant to purchase a further share at a price of $0.56 in the first year and $0.65 in the second year commencing January 26, 1996.

f.  Stock options
    i. From time to time, the Company grants incentive stock options to officers, directors, and employees to purchase common shares of the Company at market related prices.

        Information regarding the Company's stock options is summarized as follows:

                                                       Exercise price range
                                  Number of shares           ($/share)
Outstanding at April 1, 1992          58,333                $1.56 - 3.30
    granted                           54,167                 1.56
    expired                          (54,167)                1.56
                                    ---------
Outstanding at March 31, 1993        (58,333)                1.56 - 3.30
    granted                          316,000                 0.70 - 1.39
    exercised                        (73,000)                0.70
    expired                          (58,333)                1.56 - 3.30
                                    ---------
Outstanding at March 31, 1994        243,000                 0.70 - 2.10
    granted                           70,000                 1.39 - 1.50
    exercised                        (43,000)                0.70
    expired/canceled                 (46,500)                1.39 - 2.10
                                    ---------
Outstanding at March 31, 1995        223,500                 1.39 - 2.10
    granted                          195,000                 0.62 - 0.92
    expired/canceled                (166,500)                1.39 - 1.50
                                    ---------
Outstanding at March 31, 1996        252,000                 0.62 - 1.39
                                    =========

ii. Options to purchase 252,000 shares are outstanding at March 31, 1996 as follows:

         Number of shares    Exercise Price         Expiry date
              25,000            $0.62           December 27, 1996
              10,000             0.62           February 8, 1997
              25,000             0.92           May 24, 1997
              25,000             0.71           August 24, 1997
             110,000             0.62           December 27, 1997
              57,000             1.39           August 11, 1998

iii. Warrants to purchase 1,685,715 shares for $0.56 per share in the first year and $0.65 in the second year commencing January 26, 1996.

9. RELATED PARTY TRANSACTIONS

   Significant related party transactions and balances not disclosed elsewhere in these consolidated financial statements include:

                                                                        As at March 31
                                                                        --------------
                                                               1996         1995         1994
                                                              ----------------------------------
a.  consulting and administration fees incurred with
    companies related by directors in common                  $   -        $25,000       $52,293
b.  legal fees incurred with a firm in which a director
    is a partner                                                  -         61,054       191,944
    Included in accounts payable at March 31, 1996 is $nil
    (1995 - 31,024)  payable in respect of these services

10. INCOME TAXES

    The provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates as follows:

                                                                 As at March 31
                                                                 --------------
                                                    1996          1995           1994
                                                 --------------------------------------
Provision computed at combined Canadian
  federal and provincial rate of 45.3%           ($36,351)      $113,656      ($505,412)
Recovery of taxes resulting from utilization
  of loss carry forwards                                -       (113,656)             -
Benefit resulting from losses not recognized       36,351              -        505,412
                                                  -------------------------------------
                                                  $     -       $      -       $      -
                                                  =====================================

As at March 31, 1996, the Company and its subsidiaries have non-capital losses for income tax purposes of approximately $2,000,000 available to offset future taxable income. These losses commence expiring at various dates through 2003. The potential benefit of these losses has not been reflected in these consolidated financial statements.

11. COMMITMENTS

    i. The Company is committed to future minimum payments under operating leases for office space as follows:

    1997        9,895
    1998       11,694
    1999       13,493
    2000       15,292
    2001            -

    ii. The Company has estimated costs to complete the properties under development amounting to approximately $7,000,000. Of this amount, contract commitments of approximately $5,660,000 are in place. These costs will be financed through the proceeds of sale of these properties or by drawing on project finance commitments of $5,879,000.

12. SEGMENTED INFORMATION

The Company operates in two industries in Canada. Substantially all assets and operations are related to developing real estate properties, except for those costs which have been capitalized relating to developing gaming facilities as outlined in Note 5.

13. RECONCILIATION BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which differ in some respects from U.S. GAAP. The material differences between Canadian and U.S. GAAP which affect the Company's results of operations and financial position are summarized below:

                                                                                   As at March 31
                                      Cumulative from inception     ----------------------------------------------
    Result of operations                   to March 31, 1996            1996             1995              1994
Net loss/income for the year
    Canadian GAAP                           ($2,449,693)             ($ 80,247)       $ 250,896        ($1,115,700)
    Deferred casino development costs          (704,448)               (56,735)        (221,750)          (425,963)
    Capitalized holding costs                  (156,858)               (20,739)          (4,959)            (5,928)
                                            ----------------------------------------------------------------------
    U.S. GAAP                               ($3,310,999)             ($152,721)       $  24,187        ($1,547,591)
                                            ======================================================================
Primary loss/earning per share                                         ($ 0.05)          $ 0.01            ($ 0.86)
                                                                     =============================================
Primary weighted average number
    of shares outstanding                                            3,396,308        2,571,288          1,802,245
                                                                     =============================================
Financial position
Net assets
    Canadian GAAP                                                  $ 4,814,999       $3,788,846
    Deferred casino development costs                                 (704,448)        (647,713)
    Capitalized holding costs                                         (156,858)        (136,119)
                                                                   ----------------------------
    U.S. GAAP                                                      $ 3,953,693       $3,005,014
                                                                   ============================

14. COMPARATIVE FIGURES

    Certain of the comparative figures have been reclassified to conform with the current year's presentation.

CORPORATE DIRECTORY
DIRECTORS                    CORPORATE REGISTER              REGISTRAR & TRANSFER AGENT
Ronald W. Downey             AND RECORDS OFFICE              Montreal Trust Company of Canada
George E. Scott              1700-1185 West Georgia Street   510 Burrard Street
Denis Beneteau               Vancouver, B.C. V6E 4E6         Vancouver, B.C. V6C 3B9
Conrad Clemiss               T: (604) 689-9356               T: (604) 661-9400
                             F: (604) 689-7030               F: (604) 683-3694
OFFICERS
Ronald W. Downey             CAPITALIZATION                  AUDITORS
President & CEO              Authorized:                     Deloitte & Touche
George E. Scott              Common shares - 50,000,000      Chartered Accountants
Corporate Secretary          Issued:                         Suite 2000
                             Common - 5,210,327              1055 Dunsmuir Street
AUDIT COMMITTEE                                              Vancouver, B.C. V7X 1P4
Ronald W. Downey             SHARE LISTINGS                  T: (604) 669-4466
Chairman                     Vancouver Stock Exchange        F: (604) 685-0395
Conrad Clemiss               Senior Board,
Denis Beneteau               Commercial/Industrial           LEGAL COUNSEL
                             Common - "VPV"                  Jeffrey T.K. Fraser Law Corporation
COMPENSATION COMMITTEE                                       Suite 1700
George E. Scott,             Non - NASDAQ                    1185 West Georgia Street
Chairman                     Over the Counter Quotation      Vancouver, B.C. V6E 4E6
Denis Beneteau               System - "VEPDF"                T: (604) 689-9356
Conrad Clemiss                                               F: (604) 689-7030
                             TRADING SUMMARY
CORPORATE HEADQUARTERS       April 1/95 - March 31/96        Boughton Peterson Yang Anderson
Suite 1204                   High $1.50                      2500-1055 Dunsmuir Street
700 West Pender St.          Low  $0.36                      Vancouver, B.C. V7X 1S8
Vancouver, B.C.                                              T: (604) 687-6789
V6C 1G8                      CORPORATE COMMUNICATIONS        F: (604) 683-5317
T: (604) 687-4588            Ronald W. Downey
F: (604) 687-4905            T: (604) 687-4588               Titus, Brueckner & Berry
E-Mail: info@venpac.com      F: (604) 687-4905               Suite B-252, Scottsdale Centre
                             Toll Free: 1-888-260-8888       7373 North Scotttsdale Road
TO VIEW NEW WORLD WIDE WEB                                   Scottsdale, Arizona  85253-3522
HOME PAGE:                                                   T: (602) 483-9600
Open "Browser" (Netscape)                                    F: (602) 483-3215
Type the following address:
http://www.venpac.com

                  [VENTURE PACIFIC DEVELOPMENT CORPORATION LOGO]

                [VENTURE PACIFIC DEVELOPMENT CORPORATION LOGO]

       Suite 1204 - 700 West Pender Street, Vancouver, BC, Canada V6C 1G8
          Tel: 604-687-4588 Fax: 604-687-4905 Toll Free: 1-888-260-8888
                 e-mail info@venpac.com WEB SITE www.venpac.com


                                PRINTED IN CANADA

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             VENTURE PACIFIC DEVELOPMENT CORPORATION
                                 (Registrant)

Date: July 24, 1996          By:  /s/ Ronald W. Downey
                                      Ronald W. Downey
                                      President and Chief Executive Officer
                                      (Signature)*

*Print the name and title of the signing officer under his signature.

                                  APPENDIX A

                  Description of Graphic and Image Material

Location:     Outside and Inside of Front and Back Covers of Annual Report
Item:         Venture Pacific Development Corporation Logo
Description:  The Company logo is a stylized upside down triangle offset in the botton right corner of a square box

Location:     Page 1 of Annual Report
Item:         Photo
Description:  This is a photo of President & CEO, Ronald W. Downey

Location:     Page 3 of Annual Report
Item:         Graphic and Photo
Description:  The graphic depicts the layout and placement of lots in the
              Creekside Village townhouse and condominium complex.

              The photo is a construction scene from the Creekside Village complex with the following caption:

                     Foundation walls are taking sharpe at Creekside Village; photographed on June 14, 1996.

Location:     Page 4 of Annual Report
Item:         Photo
Description:  This is a photo of the Pemberton Junction store and gas bar with the following caption:

                     Pemberton Junctionstore and gas bar, a profitable joint venture of venture Pacific Development Corporation.